[Protective Letterhead]

MAX BERUEFFY
Senior Associate Counsel
Writer's Direct Number: (205) 268-3581
Facsimile Number: (205) 268-3597
Toll-Free Number: (800) 627-0220

January 28, 2008

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

  Re:
  Protective Variable Annuity Separate Account (File No. 811-8108)
  ProtectiveValues Advantage (File No. 333-113070)
  SEC Accession No. 0001047469-08-000029
  Request for Withdrawal of Post-Effective Amendment No. 10 Pursuant to Rule 477

Dear Sir or Madam:

        Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), Protective Life Insurance Company (the "Company") and the Protective Variable Annuity Separate Account (the "Separate Account") hereby request the withdrawal of the above-referenced post-effective amendment to their registration statement on Form N-4, filed with the Securities and Exchange Commission on January 3, 2008 (the "Amendment").

        The Amendment was filed to add two optional features to the SecurePay Guaranteed Minimum Withdrawal Benefit: the SecurePay Roll-up Benefit and the SecurePay Guaranteed Minimum Accumulation Benefit. The Company has since determined not to add these features at this time to the ProtectiveValues Advantage annuity. No securities were sold in connection with the Amendment.

        The Amendment will become effective pursuant to Rule 485(a) of the 1933 Act on March 3, 2008. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

        If you have any questions regarding this matter, please contact the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717.

Very truly yours,
/s/ Max Berueffy
Max Berueffy
cc.
Craig Ruckman
Elisabeth Bentzinger, Esq.
Sutherland Asbill & Brennan